
SEC MAIL
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APR 05 2007
WASH. D.C.
209
SECTION



SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 38994

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peacock, Hislop, Staley & Given, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 N. 44th Street, Suite 100
(No. and Street)

Phoenix (City) Arizona (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David W. Miller (602) 952-6800
(Area Code - Telephone No.)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - if individual state last, first, middle name)

3101 N. Central Ave., Ste. 300 (Address) Phoenix (City) AZ (State) 85012 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 05 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240 17a-5(e) (2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David W. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peacock, Hislop, Staley, and Given, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Managing Director, CFO

Title



Notary Public


OFFICIAL SEAL
JOLENE A. SONNIER
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Feb. 28, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2006

PEACOCK, HISLOP, STALEY & GIVEN, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2006

CONTENTS



Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

We have audited the accompanying statement of financial condition of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 10 – 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phoenix, Arizona
February 27, 2007

Mayer Hoffman McCann P.C.

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	351,551
Receivables:		
Receivables from clearing broker		358,785
Commissions and fees from customers		265,074
Other receivables		17,392
Securities owned:		
Marketable, at market value		1,946,210
Prepaid expenses and deposits		23,353
Note receivable		3,535
Property and equipment, net		168,335
TOTAL ASSETS	$	3,134,235

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	103,403
Payable to clearing broker		152,612
Securities sold, but not yet purchased		162,493
Accrued expenses		642,734
Deferred rent		82,211
Capital lease obligation		28,612
TOTAL LIABILITIES		1,172,065
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, no par, stated value of $1 per share, authorized 1,000,000 shares, issued and outstanding 100,000 shares		100,000
Additional paid-in capital		1,214,480
Retained earnings		647,690
TOTAL STOCKHOLDER'S EQUITY		1,962,170
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,134,235

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF INCOME

Year Ended December 31, 2006

REVENUES	
Commissions	$ 3,036,763
Trading profits	1,510,756
Consulting and advisory fees	1,958,039
Underwriting profits	85,750
Dividends and interest	180,840
Other revenues	36,076
TOTAL REVENUES	6,808,224
EXPENSES	
Employee compensation and benefits	3,213,854
Commissions	1,934,907
Occupancy	378,056
Legal and accounting	182,808
Clearing fees	114,854
Communications	119,143
Travel and entertainment	91,664
Interest	56,147
Regulatory fees	63,749
Other expenses	541,078
TOTAL EXPENSES	6,696,260
NET INCOME	$ 111,964

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2006	100,000	$ 100,000	$ 1,214,480	$ 710,726	$ 2,025,206
Net income	-	-	-	111,964	111,964
Dividends to stockholder	-	-	-	(175,000)	(175,000)
Balance at December 31, 2006	100,000	$ 100,000	$ 1,214,480	$ 647,690	$ 1,962,170

See Notes to Financial Statements

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 111,964
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	58,531
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Receivables from clearing broker	144,283
Commissions and fees from customers	(219,565)
Other receivables	7,869
Securities owned, at market value	2,196,793
Securities owned, not readily marketable, at cost	36,898
Prepaid expenses and deposits	6,800
Employee note receivable	64,301
Note receivable	3,349
Increase (decrease) in:	
Accounts payable	(30,485)
Payable to clearing broker	(2,372,588)
Securities sold, but not yet purchased	101,853
Accrued expenses	(162,760)
Deferred rent	(10,703)
Net cash used in operating activities	(63,460)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(29,129)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholder	(175,000)
Payments on long-term debt	(7,822)
Payments on capital lease obligation	(14,434)
Net cash used in financing activities	(197,256)
NET CHANGE IN CASH	(289,845)
CASH, BEGINNING OF YEAR	641,396
CASH, END OF YEAR	$ 351,551

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	$ 56,147

See Notes to Financial Statements

(1) Company operations and summary of significant accounting policies

Nature of operations - ***Peacock, Hislop, Staley & Given, Inc.*** (the "Company") is incorporated in the state of Arizona. The Company is a full service broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investors Protection Corporation (SIPC). The Company also offers underwriting services for municipal debt securities and corporate debt and equity securities. During 2002, the stockholders of the Company contributed all of its issued and outstanding shares of common stock to Tumacacori Holdings, Inc. in exchange for common stock. The Company is a wholly-owned subsidiary of Tumacacori Holdings Inc. These financial statements include the accounts of the Company only. The Company is headquartered in Phoenix, Arizona and provides services to customers throughout the United States.

The significant accounting policies followed by the Company are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Accounts receivable and payable for security transactions are recorded net on the statement of financial condition. Consulting and advisory fees and commissions are recognized when there is persuasive evidence of an arrangement, services have been provided to the customer, fees are fixed or determinable and collectibility is reasonably assured. These fees are primarily from merger and acquisition services and financial restructuring advisory services. Trading profits and underwriting profits include gains, losses, and fees (net of syndicate expenses) arising from securities offerings in which the Company acts as an underwriter or agent. Trading profits and underwriting profits are recorded on the trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash - Cash includes cash held in checking and savings accounts. Cash deposits are insured in limited amounts by the Federal Deposit Insurance Corporation (FDIC).

Receivables – Receivables from clearing broker represent amounts due from a clearing organization that the Company utilizes to execute their trading transactions. Professional fees from customers represent amounts due from customers relating to consulting and advisory transactions. Receivables are stated at the amount management expects to collect. Management considers receivables from the clearing broker to be collectible in full and, accordingly, an allowance for doubtful accounts is not considered necessary.

Property and equipment - Property and equipment is carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over estimated useful lives of five to seven years. Repairs and maintenance are charged to expense and renewals and betterments are capitalized.

(1) Company operations and summary of significant accounting policies (continued)

Impairment of long-lived assets - The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Management does not believe impairment indicators are present at December 31, 2006.

Fair value measurements - During September 2006, the FASB issued SFAS 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are required to adopt the provisions of SFAS 157 in our fiscal year beginning January 1, 2008. We currently are evaluating the effects, if any, that this pronouncement may have on our consolidated financial statements.

Income taxes - The Company has elected, by consent of its stockholder, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company generally does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for income taxes on the Company's taxable income.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2006, the Company had net capital of $1,282,106 which was $1,032,106 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was 0.67 to 1.0.

(3) Securities owned and securities sold, but not yet purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned Marketable	Owned, Not Readily Marketable	Sold, But Not Yet Purchased
State and municipal obligations	$ 324,484	$ -	$ -
Unit investment trusts	1,520,531	-	162,055
Equity securities	49,195	-	-
Corporate bonds and notes	22,500	-	438
Investment account	29,500	-	-
Total securities owned and securities sold, but not yet purchased	$ 1,946,210	$ -	$ 162,493

(3) Securities owned and securities sold, but not yet purchased (continued)

Securities not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Such securities are recorded at cost.

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect account balances and the amounts reported in the accompanying financial statements.

(4) Property and equipment

Property and equipment consists of:

Cost:	
Equipment	$ 231,961
Furniture	164,463
Leasehold improvements	163,705
Computer software	139,333
Computer equipment	117,965
Automobiles	62,791
Total cost	880,218
Accumulated depreciation and amortization	(711,883)
Net property and equipment	$ 168,335

Depreciation and amortization expense charged to operations was $58,531 for the year.

The Company entered into a capital lease for telephone equipment. The lease expires in September 2008. The assets and liabilities under the capital lease are recorded at the estimated fair market value of the leased equipment. The value of the assets and related liability that the Company recorded initially was $46,457. Amortization of equipment held under capital leases is included in depreciation and amortization expense for the period. Accumulated amortization on equipment held under capital leases was $9,402 for the period.

(5) Capital lease obligation

The Company leases equipment under a capital lease. The lease expires in September 2008 and the interest rate imputed in the lease is 9.9%.

Minimum future lease payments required under the capital lease at December 31, 2006 are as follows:

Years Ending December 31,	
2007	$ 17,749
2008	13,313
Total minimum future lease payments	31,062
Less amounts representing interest	(2,450)
Present value of minimum lease payments	$ 28,612

(6) Profit sharing plan

The Company has a profit sharing plan covering substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors. During the year the Company contributed $333,623 to the plan, of which $166,259 is included in accrued expenses in the accompanying statement of financial condition.

(7) Leases

The Company leases its office facilities and office equipment under operating lease agreements that expire at various times through November 2010. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are:

Years Ending December 31,	
2007	$ 345,892
2008	352,293
2009	352,621
2010	293,356
Total minimum future lease payments	$ 1,344,162

No renewal options are provided for in the leases. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $358,306 for the year.

The Company accounts for rent expense of the office space on a straight-line basis over the lease term. Differences between the amounts paid and amounts expensed are accounted for as deferred rent in the accompanying statement of financial condition.

(8) Commitments and contingencies

The Company is subject to various claims and legal actions in the normal course of business. In the opinion of management, based upon current facts and circumstances and advice from legal counsel, these matters are not expected to have a material effect on the financial condition of the Company.

(9) Concentrations of credit risk

The Company's customers' transactions are cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the Company to risk and potential loss. The Company utilizes a clearing organization that is highly capitalized.

SUPPLEMENTAL INFORMATION

PEACOCK, HISLOP, STALEY & GIVEN, INC.

SUPPLEMENTAL INFORMATION

December 31, 2006

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Stockholder's equity		$ 1,962,170
Less nonallowable assets:		
Petty cash	$ 600	
Commissions and fees receivable from customers	265,074	
Other receivables	11,300	
Prepaid expenses and deposits	23,353	
Property and equipment, net	168,335	
Total nonallowable assets		468,662
Net capital before haircuts on security positions		1,493,508
Less: Haircuts on securities		211,402
Net capital		1,282,106
Less: Minimum net capital required		250,000
EXCESS NET CAPITAL		$ 1,032,106
AGGREGATE INDEBTEDNESS - LIABILITIES		$ 856,960
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.67

PEACOCK, HISLOP, STALEY & GIVEN, INC.

SUPPLEMENTAL INFORMATION

December 31, 2006

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL AS REPORTED ON FORM X-17A-5	$ 1,282,106
POST CLOSING ADJUSTMENTS:	
None	-
NET CAPITAL AS REPORTED ON COMPUTATION OF NET CAPITAL UNDER RULE 15c3.1 OF THE SECURITIES AND EXCHANGE COMMISSION	$ 1,282,106

See Independent Auditor's Report



Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

To the Board of Directors and Stockholder of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

In planning and performing our audit of the financial statements of ***Peacock, Hislop, Staley & Given, Inc.*** (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the stockholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phoenix, Arizona
February 27, 2007

Mayer Hoffman McCann P.C.

END